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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Commission File Number: 000-50975

China Finance Online Co. Limited

Room 610B, 6/F Ping’an Mansion,
No. 23 Financial Street,
Xicheng District, Beijing, 100032, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 — N.A.

The index of exhibits may be found at Page 2

EXHIBIT INDEX

EX-99.1 Notice of Annual General Meeting of Shareholders and Proxy Statement for 2005 Annual General Meeting
EX-99.2 Form of Proxy Card for Holders of Ordinary Shares
EX-99.3 Form of Proxy Card for Holders of American Depositary Shares

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA FINANCE ONLINE CO. LIMITED
By:	/s/ Jun Ning
	Name:	Jun Ning
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 28, 2005

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